Exhibit 99.40
Petroflow Energy Ltd.
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 Name and Address of Company
Petroflow Energy Ltd. (the “Company”)
#970, 717-7th Ave SW
Calgary, Alberta T2P 0Z3
Item 2 Date of Material Change
April 24, 2008.
Item 3 News Release
A news release was disseminated on April 24, 2008 through Marketwire.
Item 4 Summary of Material Change
The Company has entered into an agreement to sell its San Juan Basin coal bed methane property (Juniper).
Item 5 Full Description of Material Change
The Company has entered into a definitive purchase and sale agreement to sell its San Juan Basin coal bed methane property in New Mexico (the “Juniper Sale”). The Juniper Sale, which is still subject to due diligence on the part of the purchaser, is scheduled to close in May, 2008 for gross cash proceeds of $US 29 million.
The Company expects that after adjustment of its current borrowing base, the Juniper Sale will effectively increase the Company’s available borrowing capacity by $US 17 million less commissions and other costs attributable to the sale. The Juniper Sale, combined with the Company’s amended credit facility that was announced by news release on April 14, 2008, will add approximately $US 51 million to the Company’s available funds since the end of 2007.
Based on the December 31, 2007 reserve report, compiled by Haas Petroleum Engineering Services Inc., the Juniper Sale will only reduce the value of the Company’s proved reserves (discounted at 10%) by approximately 12% and its proved plus probable reserves (discounted at 10%) by approximately 10%.
It is the Company’s intention to use the funds from the Juniper Sale to continue its drilling program in Oklahoma in the Hunton dewatering resource play.
Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7 Omitted Information
Not applicable.
Item 8 Executive Officer
For further information, please contact John Melton, President and Chief Executive Officer of the Company, at (504) 453-2926, or Duncan Moodie, Chief Financial Officer of the Company, at (403) 539-4311.
Item 9 Date of Report
April 25, 2008.